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06006533

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SEC FILE NUMBER
8-006603

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amended

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THE HOUSE OF SECURITIES COMPANY**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 W. CHURCH STREET
(No. and Street)

FREDERICK (City) MD (State) 21701 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAY 01 2006
WASH, D.C.
192
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN S. YOUNG 301-698-4118
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name)*

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, BRIAN S. YOUNG, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of THE HOUSE OF SECURITIES COMPANY, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Commission expires 5-1-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HOUSE OF SECURITIES COMPANY

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2005

NET CAPITAL

Total stockholders' equity		$ 46,967
Deduct (non-allowable assets)		
Non-allowable commissions receivable	$ 8,412	
Commission payable on N/A commissions receivable	(3,664)	4,748
Fixed assets and software development costs		1,273
Other assets		7,888
Net capital before haircuts		33,058
Haircuts		1,748
Net capital		$ 31,310

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 6,752

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 450
Minimum dollar net capital	$ 25,000
Net capital requirement	$ 25,000
Excess net capital	$ 6,310
Excess net capital at 1000%	$ 30,635
Percentage of aggregate indebtedness to net capital	22%
Percentage of debt to debt-equity computed in accordance with Rule 15c3-1(d)	N/A

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293


SEC MAIL PROCESSING
RECEIVED
MAY 01 2006
WASH. D.C.
192
SECTION

April 18, 2006

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The enclosed information contains an amended computations of Net Capital and Basic Net Capital Requirements as of December 31, 2005, for The House of Securities Company.

Sincerely,

William Batdorf & Company

WILLIAM BATDORF & COMPANY, P.C.